Amarin Corporation plc
Period Ended 30 June 2004 Selected Data (UK GAAP — UNAUDITED)

	Three months ended 30 June				Six months ended 30 June
	2004			2003	2004			2003
	Pre Exceptional	Exceptional	Total	Total	Pre Exceptional	Exceptional	Total	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue:
Revenue from continuing activities	—	—	—	—	—	—	—	—
Revenues from discontinued activities	(29)	—	(29)	2,595	1,017	—	1,017	5,862

Total revenues	(29)	—	(29)	2,595	1,017	—	1,017	5,862

Cost of sales:
Direct costs	—	—	—	1,070	107	—	107	6,470

Cost of sales from discontinued activities	—	—	—	1,070	107	—	107	6,470

Gross (loss)/profit:
Continuing activities	—	—	—	—	—	—	—	—
Discontinued activities	(29)	—	(29)	1,525	910	—	910	(608)

Total gross (loss)/profit	(29)	—	(29)	1,525	910	—	910	(608)

						—	—	—
Operating expenses/(income):						—	—	—
Selling, General & Administrative	1,496	—	1,496	1,792	2,962	—	2,962	3,533
Amortisation of intangible assets	144	—	144	125	288	—	288	250

Operating expenses from continuing activities	1,640	—	1,640	1,917	3,250	—	3,250	3,783
								—
Selling, General & Administrative	—	—	—	3,537	1,575	—	1,575	7,662
Amortisation of intangible assets	—	—	—	1,223	—	—	—	2,446
Loss/(gain) on renegotiation of Elan debt	—	14	14	—	—	(25,572)	(25,572)	(7,500)

Selling, General & Administrative from discontinued activities	—	14	14	4,760	1,575	(25,572)	(23,997)	2,608
Research & development from discontinued activities	1,383	—	1,383	1,632	1,383	—	1,383	3,120

Operating expenses/(income) from discontinuing activities	1,383	14	1,397	6,392	2,958	(25,572)	(22,614)	5,728
Total selling, general & administrative	1,640	14	1,654	6,677	4,825	(25,572)	(20,747)	6,391
Total research & development	1,383	—	1,383	1,632	1,383	—	1,383	3,120

Total operating expenses/(income)	3,023	14	3,037	8,309	6,208	(25,572)	(19,364)	9,511

Operating (loss) from continuing activities	(1,640)	—	(1,640)	(1,917)	(3,250)	—	(3,250)	(3,783)
Operating (loss)/profit on discontinued activities	(1,412)	(14)	(1,426)	(4,867)	(2,048)	25,572	23,524	(6,336)
Total operating (loss)/profit	(3,052)	(14)	(3,066)	(6,784)	(5,298)	25,572	20,274	(10,119)
Exceptional income/(expense)—discountinued activities
Escrow proceeds of Q4 2003 Swedish disposal			—	—			350	—
Loss on disposal of US operations and certain products			(62)	—			(2,438)	—
(Loss)/profit on ordinary activities before interest
Continuing activities			(1,640)	(1,917)			(3,250)	(3,783)
Discontinued activities			(1,488)	(4,867)			21,436	(6,336)

			(3,128)	(6,784)			18,186	(10,119)
Net interest payable			(68)	(192)			(97)	(447)

(Loss)/income before taxes			(3,196)	(6,976)			18,089	(10,566)
							—	—
Income tax (expense)			—	(41)			(7,500)	(143)
Dividends payable			—	—			—	(24)

Net (loss)/income for the period			(3,196)	(7,017)			10,589	(10,733)

Weighted average shares—basic			17,940	17,932			17,940	16,250
Weighted average shares—diluted			17,940	18,791			17,940	17,109
								—
(Loss)/income per share:								—
Basic			(0.18)	(0.39)			0.59	(0.66)
Diluted			(0.18)	(0.39)			0.59	(0.66)

Amarin Corporation plc
Period Ended 30 June 2004 Selected Data (UK GAAP — UNAUDITED)

		As at 30 June
		2004	2003
		$'000	$'000
1.	Select Balance Sheet Data
	Net current assets/(liabilities)—see note 4	5,230	(9,714)
	Cash	7,211	11,232
	Total assets—see note 5	12,140	68,311
	Long term creditors and provisions — see note 6	(5,000)	(34,356)
	Called up share capital [ordinary shares] and capital redemption reserve	29,088	29,076
	Total shareholders' funds	4,246	2,982

		Three months ended 30 June
		2004	2003
		$'000	$'000
2.	EBITDA
	(Loss)/profit for period	(3,196)	(7,017)
	amortisation	144	1,348
	interest	68	192
	taxation	—	41

	EBITDA	(2,984)	(5,436)

3.
The selected financial data set out above should be read in conjunction with Amarin's 2003 Annual Report filed with the Securities and Exchange Commission under Form 20-F.

4.
In conjunction with the acquisition of Laxdale, Amarin agreed a loan facility of up to Stg£0.95 million to Laxdale. This loan facility is secured by a floating charge against Laxdale's assets. At June 30, 2004, Laxdale had drawn down Stg£0.3million and currently has drawn down a total of Stg£0.5 million. The recoverability of this loan is potentially dependent upon the completion by Amarin of a financing of $15 million or more and the subsequent closing of the acquisition of Laxdale.

5.
At the time of the original licensing of Miraxion from Laxdale in 2000, Amarin recorded transaction consideration as an intangible fixed asset. The amortized historical cost at June 30, 2004 was $3.8 million. The carrying value of the Miraxion intangible asset is potentially dependent upon the completion by Amarin of a financing of $15 million or more and the subsequent closing of the acquisition of Laxdale.

6.
At June 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan with capital repayments of $1.5 million due in January 2006 and July 2007 and $2 million due in January 2009. At Elan's option, the loan note can be repaid from proceeds that Amarin receives from a $5 million milestone payable by Valeant on the NDA approval of Zelapar by the US FDA.

7.
Shareholders' Equity

30-Jun-04
$'m
UK GAAP	4.2
Lax-101 product rights	(3.8)
Income recognition	(0.6)
Preference dividends	0.5

US GAAP	0.3

8.
Basis of preparation — Going Concern

These selected financial data have been prepared on a going concern basis, consistent with the basis of preparation of the Group's current annual financial statements, filed with the SEC under form 20-F.

At June 30, 2004 Amarin had cash of $7.2 million. This is expected to be sufficient for Amarin to continue in operation until mid 2005 based on estimated head office operating expenses, expected business and corporate development costs, remaining Zelapar development obligations and working capital movements.

Pursuant to the Share Purchase Agreement for Laxdale, Amarin intends raising $15-20 million in an equity financing to fund the combined entity through the end of 2005, including the planned phase III trials for Miraxion in Huntington's disease.

These selected financial data do not reflect the potential adjustments that would be necessary should the Group cease to be a going concern.

Amarin Corporation plc
Period Ended 30 June 2004 Selected Data (UK GAAP — UNAUDITED)

Selected Income Statement Data — extract of continuing activities

	Three months ended 30 June		Six months ended 30 June
	2003	2004	2004	2003
	Total $'000	Total $'000	Total $'000	Total $'000
Revenue:
Revenue from continuing activities	—	—	—	—
	—	—	—	—
Operating expenses/(income):
Selling, General & Administrative	1,496	1,792	2,962	3,533
Amortisation of intangible assets	144	125	288	250

Operating expenses from continuing activities	1,640	1,917	3,250	3,783
Operating (loss) from continuing activities	(1,640)	(1,917)	(3,250)	(3,783)

Selected Income Statement Data—extract of discontinued activities
Revenue:
Revenues from discontinued activities	(29)	2,595	1,017	5,862

Cost of sales:
Cost of sales from discontinued activities	—	1,070	107	6,470

Gross (loss)/profit
Discontinued activities	(29)	1,525	910	(608)

Total gross (loss)/profit	(29)	1,525	910	(608)

Operating expenses/(income):
Selling, General & Administrative	—	3,537	1,575	7,662
Amortisation of intangible assets	—	1,223	—	2,446

Selling,General & Administrative pre-exceptional item	—	4,760	1,575	10,108
Exceptional loss/(gain) on renegotiation of Elan debt	14	—	(25,572)	(7,500)

Total selling, general & administrative from discontinued activities	14	4,760	(23,997)	2,608
Research & development from discontinued activities	1,383	1,632	1,383	3,120

Total operating expenses/(income) from discontinued activities	1,397	6,392	(22,614)	5,728

Total operating (loss)/profit on discontinued activities	(1,426)	(4,867)	23,524	(6,336)
Exceptional income/(expense)—discountinued activities
Escrow proceeds of Q4 2003 Swedish disposal	—	—	350	—
Loss on disposal of US operations and certain products	(62)	—	(2,438)	—

(Loss)/profit on ordinary activities before interest
Discontinued activities	(1,488)	(4,867)	21,436	(6,336)